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Exhibit 99.4

PROXY

SPECIAL MEETING OF HOLDERS OF CLASS A SHARES

        The undersigned holder of Class A Shares of CENTRAL FUND OF CANADA LIMITED (the "Corporation") hereby appoints J.C. Stefan Spicer of Ancaster, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing, of

as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the special meeting of shareholders of the Corporation (the "Class A Meeting") to be held in Calgary, Alberta on Monday, the 28th day of February, 2005 at 10:15 a.m. (Mountain Standard Time) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Class A Shares registered in the name of the undersigned as specified below:

TO VOTE FOR	☐	AGAINST	☐

the special resolution attached as Schedule A to the accompanying Joint Management Information Circular for the Class A Meeting.

        The Class A Shares represented by this proxy will be voted or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Class A Shares shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE CLASS A SHARES ARE TO BE VOTED FOR OR AGAINST THE APPROVAL OF THE SPECIAL RESOLUTION, SUCH CLASS A SHARES WILL BE VOTED ON ANY BALLOT THAT MAY BE CALLED FOR IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING JOINT MANAGEMENT INFORMATION CIRCULAR.

        If any amendments or variations to matters identified in the notice of the Class A Meeting are proposed at the Class A Meeting or if any other matters properly come before the Class A Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Class A Meeting.

DATED this day of , 2005

(Signature of Shareholder)
NOTES:
1.
A HOLDER OF CLASS A SHARES HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A CLASS A SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE CLASS A MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A holder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Secretary of the Corporation, for receipt not later than the date preceding the day of the Class A Meeting or by depositing it with the Chairman of the Class A Meeting prior to the commencement of such meeting.
2.
This form of proxy must be dated and signed by the holder of Class A Shares or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.
3.	If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.
4.
If it is desired that the Class A Shares represented by this proxy are to be withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for withholding from voting should be marked with an X or a tick mark ✓.
5.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.
6.	THIS PROXY IS FOR USE BY CLASS A SHAREHOLDERS AT THE CLASS A MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MONDAY, FEBRUARY 28, 2005 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.
7.	AS AN ALTERNATIVE TO COMPLETING THIS FORM, YOU MAY ENTER YOUR VOTE INSTRUCTION BY TELEPHONE. CALL TOLL FREE 1-866-271-1207 AND FOLLOW THE SIMPLE INSTRUCTIONS.

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  Exhibit 99.4